UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02046761

NO ACT
P.E. 7-9-02
1-32-02372

July 19, 2002

Bruce K. Dallas
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, CA 94025

Act 1934
Section
Rule 14A-8
Public Availability 7/19/2002

Re: Oracle Corporation
Incoming letter dated June 7, 2002

Dear Mr. Dallas:

This is in response to your letters dated June 7, 2002 and July 9, 2002, concerning the shareholder proposal submitted to Oracle by John C. Harrington. We also have received a letter from the proponent dated June 28, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: John C. Harrington
President
Harrington Investments, Inc.
P.O. Box 6108
Napa, CA 94581-1108

DAVIS POLK & WARDWELL

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RECEIVED
2002 JUN 10 PM 3:21
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

June 7, 2002

Re: Securities Exchange Act of 1934, Rule 14a-8;
Stockholder Proposal of John C. Harrington

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Oracle Corporation (the "**Company**"), we hereby inform you that the Company intends to exclude from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Stockholders (collectively, the "**2002 Proxy Materials**") a stockholder proposal and statement in support thereof (the "**Proposal**") received from John C. Harrington. Mr. Harrington's letter setting forth the Proposal is attached hereto as **Exhibit A**.

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the Proposal from its 2002 Proxy Materials.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to Mr. Harrington informing him of the Company's intention to exclude the Proposal from the 2002 Proxy Materials. The Company intends to file its definitive 2002 Proxy Materials with the Securities and Exchange Commission (the "**Commission**") on or about August 30, 2002. Accordingly, pursuant to Rule 14a-8(j), we are submitting this letter not less than 80 days before the Company intends to file its 2002 Proxy Materials with the Commission.

In our view, the Proposal may be properly excluded pursuant to Rule 14a-8(h)(3). In 2000, Mr. Harrington requested that the Company include a stockholder proposal entitled "US Business Principles for Human Rights of Workers in China" (the "**2000 Stockholder Proposal**") in its definitive proxy statement for the annual meeting of stockholders held on October 16, 2000 ("**2000 Annual Meeting**"). A copy of the 2000 Stockholder Proposal is attached hereto as **Exhibit B**.

Even though the Company included the 2000 Stockholder Proposal in its proxy statement, Mr. Harrington failed, without good cause, to appear and present the proposal at the 2000 Annual Meeting. We believe this failure allows the Company to exclude all of Mr. Harrington's stockholder proposals for any stockholder meetings held in 2001 or 2002.

A. Mr. Harrington conceived, crafted and propounded the 2000 Stockholder Proposal and used a nominal proponent to submit the proposal to the Company.

Rule 14a-8 provides an opportunity for stockholders to submit proposals for inclusion in a company's proxy materials. The Commission promulgated Rule 14a-8 to permit stockholders to communicate both among themselves and with management. The Commission has established certain procedural requirements in Rule 14a-8 – including ownership requirements – which must be satisfied in order for a proposal to be included in a company's proxy materials. Many of these procedural rules are designed to ensure that the stockholder proponent is indeed a stockholder with a meaningful economic stake in the company. See, e.g. Rule 14a-8(b)(1).

To ensure that Rule 14a-8 is available only to actual stockholders concerned with the true interests of a company, however, the Staff has looked beyond strict procedural compliance. In MGM MIRAGE, the Staff concluded that the application of Rule 14a-8 could not be circumvented by including a nominal proponent as a shield, although the procedural requirements for a stockholder proposal had been satisfied. See MGM MIRAGE, 2001 WL 294174 (SEC No Action Letter March 19, 2001). In MGM MIRAGE, Management was able to exclude the proposal under Rule 14a-8(i)(4) as relating to a personal grievance of the proponent, although it was submitted in the name of another stockholder.

The Staff has further utilized the nominal proponent concept to ensure that Rule 14a-8 is utilized by actual stockholders and not by social activists who are not stockholders. In TRW, Inc., 2001 WL 62910 (SEC No Action Letter Jan. 22, 2001), for example, the Staff allowed TRW to exclude a proposal by John Chevedden, although on its face, the proposal complied with the Rule 14a-8 procedural requirements. The Staff determined that the proposal had been submitted by an actual TRW stockholder as a "nominal proponent for John Chevedden, who [was] not eligible to submit a proposal to TRW." Id. In reaching its conclusion, the Staff highlighted certain facts that supported the nominal proponent finding. First, the submitting stockholder stated that Mr. Chevedden had drafted the stockholder proposal. Second, the submitting stockholder stated that he was acting in support of Mr. Chevedden's efforts. The Staff concluded that the TRW stockholder was a nominal proponent because the TRW proposal had been conceived, crafted and propounded by Mr. Chevedden.

In this case, Mr. Harrington authored the 2000 Stockholder Proposal and used a nominal proponent to submit the proposal because Mr. Harrington himself was ineligible to do so:

- Although the 2000 Stockholder Proposal was submitted under the name of the Vanguard Public Foundation (Hari Dillon, Executive Director), the proposal is identical to proposals submitted in Mr. Harrington's name to numerous other companies during the 2000 proxy season. See, e.g. Microsoft Corp., Definitive Proxy Statement filed September 28, 2000; 3Com Corp., Definitive Proxy Statement filed August 24, 2000. Mr. Harrington acted as Vanguard's representative.

- In 2001, Mr. Harrington represented The Sheilah Dorcy Trust (Betsy Fairbanks, Trustee) which submitted a substantially similar proposal[1]. A copy of the 2001 Stockholder Proposal is attached hereto as **Exhibit C**.

- According to Schwab Institutional Services records recently provided to the Company by Mr. Harrington, it appears that Mr. Harrington would not have qualified under the ownership requirements for either 2000 or 2001 – demonstrating his need to enlisit the assistance of a nominal proponent.

- Since 2000, Mr. Harrington has been the primary contact and the source of all correspondence regarding these proposals:

[1] In 2001, the Company excluded the 2001 Stockholder Proposal from the proxy materials because the proponent failed to satisfy the eligibility requirement of Rule 14a-8.

(1) In 2000, the Company met with Mr. Harrington, at his request, to discuss the 2000 Stockholder Proposal. No representative of Vanguard attended the meeting.

(2) In 2000, Vanguard, through Mr. Dillon, communicated only once with the Company, stating "[i]f you desire to discuss the substance of the proposal, prior to your deadline for printing the proxy statements, or if you require clarifications of my actions please contact John Harrington, my advisor on these matters." Letter from Hari Dillon to Lawrence J. Ellison dated May 9, 2000. Additionally, Mr. Dillon received all correspondence "c/o Harrington Investments."

(3) In 2001, The Sheilah Dorcy Trust, through Ms. Fairbanks, in her sole communication with the Company, included the identical provision Vanguard had one year prior. Letter from Betsy Fairbanks, Trustee, The Sheilah Dorcy Trust to Lawrence J. Ellison dated April 23, 2001. Ms. Fairbanks also stated that "John Harrington will act on my behalf." Id.

- In its 2002 Background Report on U.S. Business in China, a copy of which is attached as **Exhibit D**, the Investor Responsibility Research Center outlined Harrington Investments' "three-year old campaign" regarding business operations in China, describing Harrington Investments as the California "social investment firm" headed by Mr. Harrington. The report lists many of the companies to which Mr. Harrington has submitted the proposal – both in his name and in the names of others – during the past three years.

Given that Mr. Harrington enlisted a nominal proponent and clearly was the driving force behind the 2000 Stockholder Proposal, he should be held as accountable as would any stockholder-proponent.

B. The privilege of submitting a stockholder proposal should be withheld from Mr. Harrington for any stockholder meetings held in 2002 in accordance with Rule 14a-8(h)(3).

Rule 14a-8(h)(1) requires that either the proponent or his qualified representative attend the stockholders' meeting to present the stockholder proposal. Rule 14a-8(h)(3) states that if without good cause, the stockholder or his or her qualified representative fails to appear in order to present the stockholder proposal, then the Company can exclude from its proxy materials all proposals from that proponent for the following two calendar years. See, e.g., Eastman Kodak Co., 2001 WL 1723889 (SEC No Action Letter Dec. 20, 2001) (stating that management could exclude proposal of stockholder who failed to appear and present proposal at annual meeting). See also Eastman Kodak Co. 2001 WL 223401 (SEC No Action Letter Feb. 27, 2001). If a proponent who has failed to attend the meeting does not satisfy his burden of establishing good cause for such failure, the company has the right to exclude any proposals he introduces for the next two years.

The 2000 Stockholder Proposal was submitted and included in the Company's 2000 Proxy Materials. After the Company had expended significant time and expense to include the 2000 Stockholder Proposal, both Mr. Harrington and his nominal proponent failed to attend the 2000 Annual Meeting.[2] Neither demonstrated good cause for failing to attend.[3] Clearly if the nominal proponent attempted to submit any proposal in 2002, he could be foreclosed at the Company's discretion under Rule 14a-8(h)(3).

Mr. Harrington should not escape the application of Rule 14a-8 merely because he utilized a nominal proponent in 2000. Otherwise, Mr. Harrington's use of a nominal proponent will allow him to circumvent the application of Rule 14a-8 — a result that is clearly contrary to the Staff's findings in TRW and in MGM MIRAGE.

---

[2] Prior to the 2000 Annual Meeting, Mr. Harrington notified the Company that he alone would be attending the 2000 Annual Meeting.

[3] After the 2000 Annual Meeting concluded, Mr. Harrington informed the Company that he did not attend the meeting because of traffic delays. See Sonat Inc. (January 6, 1994) (permitting omission of proposal the following year where representative was late to the meeting because of traffic delays; Transamerica Inc. (December 27, 1989) (a late arrival at the meeting because of traffic delays after the proposals were presented and the ballots closed is not good cause).

CONCLUSION

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the Company's 2002 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (650) 752-2022, or Cisco Villalta, Corporate Counsel, at (650) 506-5100, if we may be of any further assistance in this matter.

Sincerely,

Bruce K. Dallas

cc: Mr. John C. Harrington, President
Harrington Investments, Inc.
(via overnight courier)
Daniel Cooperman, Senior Vice President,
General Counsel & Secretary
Oracle Corporation
Cisco Villalta, Corporate Counsel
Oracle Corporation

Exhibit A

HARRINGTON
INVESTMENTS, INC.

April 23, 2002

Lawrence J. Ellison, Chairman of the Board and CEO
Oracle
500 Oracle Parkway Street
Box 659506
Redwood City, CA 94065

Re: Submission of a Shareholder Proposal

Dear Mr. Ellison:

I am filing the enclosed shareholder proposal, *The China Business Principle,* on behalf of the clients of Harrington Investments, Inc., and pursuant to rule 14-a-8 of the Securities and Exchange Commission. This proposal is for inclusion in the proxy statement for the 2002 annual meeting of shareholders, A statement of proof of ownership is also enclosed. The shares will be held at least through the end of the 2002 annual shareholders meeting.

I, among many other concerned shareholders, am concerned about human and labor rights issues, including low wages and dangerous working conditions existing in factories in China. If you desire to discuss the substance of the proposal prior to your deadline for printing the proxy statements, or if you require clarification of my actions, please contact Robert Rosoff, Coordinator of the China Business Principles Working Group, or my office.

Thank you.

Sincerely,

John C. Harrington
President

Encl.

Cc: Medea Benjamin, Co-Director, Global Exchange
Robert Rosoff, Coordinator of the China Business Working Group
David Schilling, Director of Global Corporate Accountability, ICCR

HARRINGTON
INVESTMENTS, INC.

CHINA BUSINESS PRINCIPLES

FOR HUMAN RIGHTS OF WORKERS IN CHINA

WHEREAS: our company's business practices in China respect human and labor rights of workers. The eleven principles below were designed to commit a company to a widely accepted and thorough set of human and labor rights standards for China. They were defined by the International Labor Organization and the United Nations Covenants on Economic, Social and Cultural Rights, and Civil, and Political Rights. They have been signed by the Chinese government and China's national laws.

(1) No goods or products produced within our company's facilities or those of suppliers shall be manufactured by bonded labor, forced labor, within prison camps or as part of reform-through-labor or reeducation-through-labor programs.

(2) Our facilities and suppliers shall adhere to wages that meet workers' basic needs, fair and decent working hours, and at a minimum, to the wage and hour guidelines provided by China's national labor laws.

(3) Our facilities and suppliers shall prohibit the use of corporal punishment, any physical, sexual or verbal abuse or harassment of workers.

(4) Our facilities and suppliers shall use production methods that do not negatively affect the worker's occupational safety and health.

(5) Our facilities and suppliers shall not call on police or military to enter their premises to prevent workers from exercising their rights.

(6) We shall undertake to promote the following freedoms among our employees and the employees of our suppliers: freedom of association and assembly, including the rights to form unions and bargain collectively; freedom of expression, and freedom from arbitrary arrest or detention.

(7) Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on age, gender, marital status, pregnancy, ethnicity or region of origin.

(8) Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on labor, political or religious activity, or on involvement in demonstrations, past records of arrests or internal exile for peaceful protest, or membership in organizations committed to non-violent social or political change.

(9) Our facilities and suppliers shall use environmentally responsible methods of production that have minimum adverse impact on land, air and water quality.

(10) Our facilities and suppliers shall prohibit child labor, at a minimum comply with guidelines on minimum age for employment within China's national labor laws.

(11) We will issue annual statements to the Human Rights for Workers in China Working Group detailing our efforts to uphold these principles and to promote these basic freedoms.

RESOLVED: Stockholders request the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China.

SUPPORTING STATEMENT: As U.S. companies import more goods, consumer and shareholder concern is growing about working conditions in China that fall below basic standards of fair and humane treatment. We hope that our company can prove to be a leader in its industry and embrace these principles.

P.O. BOX 6108 NAPA, CALIFORNIA 94581-1108 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

Exhibit B

May 9, 2000

The Vanguard Public Foundation
C/o Harrington Investments, Inc.
1001 Second Street, Suite 325
Napa, CA 94559

Lawrence J. Ellison, Chairman of the Board and CEO
Oracle
500 Oracle Parkway Street
Box 659506
Redwood City, CA 94065

Dear Mr. Ellison:

The Vanguard Public Foundation is filing the attached shareholder resolution as the beneficial owner of 1000 shares. I, the Executive Director of the Vanguard Public Foundation, am concerned about human rights issues, including low wages and dangerous working conditions existing in factories in China.

I am transmitting to you herewith a shareholder proposal for inclusion in the proxy statement for the next annual meeting of shareholders, pursuant to rule 14-a-8 of the Securities and Exchange Commission (SEC). A statement of proof of ownership is enclosed.

If you desire to discuss the substance of the proposal, prior to your deadline for printing the proxy statements, or if you require clarification of my actions please contact John Harrington, my advisor on these matters at (707) 252-6166.

Sincerely,

Hari Dillon
Executive Director

Encl.

Cc: John C. Harrington, President & CEO, Harrington Investments, Inc.
Global Exchange

US BUSINESS PRINCIPLES FOR HUMAN RIGHTS OF WORKERS IN CHINA

WHEREAS: our company's business practices in China respect human and labor rights of workers. The eleven principles below were designed to commit a company to a widely accepted and thorough set of human and labor rights standards for China. They were defined by the International Labor Organization, the United Nations Covenants on Economic, Social and Cultural Rights, and Civil, and Political Rights. They have been signed by the Chinese government and China's national laws.

(1) No goods or products produced within our company's facilities or those of suppliers shall be manufactured by bonded labor, forced labor, within prison camps or as part of reform-through-labor or reeducation-through-labor programs.

(2) Our facilities and suppliers shall adhere to wages that meet workers' basic needs, fair and decent working hours, and at a minimum, to the wage and hour guidelines provided by China's national labor laws.

(3) Our facilities and suppliers shall prohibit the use of corporal punishment, any physical, sexual or verbal abuse or harassment of workers.

(4) Our facilities and suppliers shall use production methods that do not negatively affect the worker's occupational safety and health.

(5) Our facilities and suppliers shall prohibit any police or military presence designed to prevent workers from exercising their rights.

(6) We shall undertake to promote the following freedoms among our employees and the employees of our suppliers: freedom of association and assembly, including the rights to form unions and bargain collectively; freedom of expression, and freedom from arbitrary arrest or detention.

(7) Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on age, gender, marital status, pregnancy, ethnicity or region of origin.

(8) Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on labor, political or religious activity, or on involvement in demonstrations, past records of arrests or internal exile for peaceful protest, or membership in organizations committed to non violent social or political change.

(9) Our facilities and suppliers shall use environmentally responsible methods of production that have minimum adverse impact on land, air and water quality.

(10) Our facilities and suppliers shall prohibit child labor, at a minimum comply with guidelines on minimum age for employment within China's national labor laws.

(11) We will issue annual statements to the Human Rights for Workers in China Working Group detailing our efforts to uphold these principles and to promote these basic freedoms.

RESOLVED: Stockholders request the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China.

SUPPORTING STATEMENT: As U.S. companies import more goods, consumer and shareholder concern is growing about working conditions in China that fall below basic standards of fair and humane treatment. We hope that our company can prove to be a leader in its industry and embrace these principles.

Exhibit C

April 23, 2001

Betsy Fairbanks, Trustee
The Sheilah Dorcy Trust
C/o PO Box 6108
Napa, CA 94581

Lawrence J. Ellison, Chairman of the Board and CEO
Oracle
500 Oracle Parkway Street
Box 659506
Redwood City, CA 94065

Dear Mr. Ellison:

I, Betsy Fairbanks, am the Trustee of the Sheilah Dorcy Trust, which holds 4,600 shares of Oracle. I, among many other concerned shareholders, am concerned about human and labor rights issues, including low wages and dangerous working conditions existing in factories in China.

Therefore, as Trustee, I am filing the attached shareholder proposal, *US Business Principles for Human Rights of Workers in China*, for inclusion in the proxy statement for the 2001 annual meeting of shareholders, pursuant to rule 14-a-8 of the Securities and Exchange Commission. A statement of proof of ownership is enclosed. The shares will be held at least through the end of the 2001 annual shareholders meeting.

If you desire to discuss the substance of the proposal, prior to your deadline for printing the proxy statements, or if you require clarification of my actions please contact John Harrington, my advisor on these matters at (707) 252-6166. John Harrington will act on my behalf.

Thank you.

Sincerely,

Betsy Fairbanks, Trustee
The Sheilah Dorcy Trust

Encl.

Cc: John Harrington, President & CEO, Harrington Investments, Inc.
Medea Benjamin, Co-Director, Global Exchange
Robert Rosoff, Coordinator of the China Business Working Group
David Schilling, Director of Global Corporate Accountability, ICCR

HARRINGTON
INVESTMENTS, INC.

US BUSINESS PRINCIPLES FOR HUMAN RIGHTS OF WORKERS IN CHINA

WHEREAS: our company's business practices in China respect human and labor rights of workers. The eleven principles below were designed to commit a company to a widely accepted and thorough set of human and labor rights standards for China. They were defined by the International Labor Organization and the United Nations Covenants on Economic, Social and Cultural Rights, and Civil, and Political Rights. They have been signed by the Chinese government and China's national laws.

(1) No goods or products produced within our company's facilities or those of suppliers shall be manufactured by bonded labor, forced labor, within prison camps or as part of reform-through-labor or reeducation-through-labor programs.

(2) Our facilities and suppliers shall adhere to wages that meet workers' basic needs, fair and decent working hours, and at a minimum, to the wage and hour guidelines provided by China's national labor laws.

(3) Our facilities and suppliers shall prohibit the use of corporal punishment, any physical, sexual or verbal abuse or harassment of workers.

(4) Our facilities and suppliers shall use production methods that do not negatively affect the worker's occupational safety and health.

(5) Our facilities and suppliers shall not call on police or military to enter their premises to prevent workers from exercising their rights.

(6) We shall undertake to promote the following freedoms among our employees and the employees of our suppliers: freedom of association and assembly, including the rights to form unions and bargain collectively; freedom of expression, and freedom from arbitrary arrest or detention.

(7) Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on age, gender, marital status, pregnancy, ethnicity or region of origin.

(8) Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on labor, political or religious activity, or on involvement in demonstrations, past records of arrests or internal exile for peaceful protest, or membership in organizations committed to non-violent social or political change.

(9) Our facilities and suppliers shall use environmentally responsible methods of production that have minimum adverse impact on land, air and water quality.

(10) Our facilities and suppliers shall prohibit child labor, at a minimum comply with guidelines on minimum age for employment within China's national labor laws.

(11) We will issue annual statements to the Human Rights for Workers in China Working Group detailing our efforts to uphold these principles and to promote these basic freedoms.

RESOLVED: Stockholders request the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China.

SUPPORTING STATEMENT: As U.S. companies import more goods, consumer and shareholder concern is growing about working conditions in China that fall below basic standards of fair and humane treatment. We hope that our company can prove to be a leader in its industry and embrace these principles.

P.O. BOX 6108 NAPA, CALIFORNIA 94581-1108 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

Exhibit D

IRRC

Social Issues Service
2002 Background Report – B1
U.S. Business in China

by Carolyn Mathiasen
January 22, 2002

Executive Summary

Certain investors and social activists have raised concerns about U.S. corporations operating in China on human and labor rights grounds. Some are uneasy in general about corporate activity in a country that has repeatedly and severely curtailed the rights of its citizens and workers, and they are reluctant to bolster the economy of a government that fosters a repressive environment. Foreigners have been particularly passionate about human rights abuses in Tibet. In addition, human rights groups say more specifically that many of China's dissenters have become political prisoners, held on charges of sedition and other crimes. Many political prisoners apparently have become part of China's extensive prison camp systems. These labor camp systems form an integral part of China's economy, and in some instances, say critics, China has exported products from the systems to other countries. A third concern is U.S. banks' support for China's mammoth Three Gorges Dam, which has been criticized on environmental and social grounds.

Seven resolutions pending for 2002 relate directly to China. Harrington Investments is further intensifying its three-year-old campaign asking companies to adopt basic human rights criteria for business operations in or with the People's Republic of China. The proposal this year is pending at **AOL Time Warner, Coca-Cola, Disney, Hewlett-Packard, McDonald's** and **Nike**, and may be refiled at Microsoft and Sun Microsystems, which have late annual meetings. In another continuing campaign, Trillium Asset Management and church cosponsors have filed a resolution to **Citigroup** on criteria for underwriting, which is inspired in part by concerns over the financing of the Three Gorges Dam.

Organization of This Report

See the reverse of this page for an at-a-glance **summary of recent developments and shareholder campaigns** on this issue.

Suite 700, 1350 Connecticut Avenue, NW Washington, DC 20036-1702 (202) 833-0700 Fax: (202) 833-3555
Website: www.irrc.org

MAJOR RECENT DEVELOPMENTS

China in 2001 continued and intensified its 1999 crackdown on religious activity. The government stepped up its campaign against the apolitical Falun Gong meditation movement, which it had banned in 1999. A Sept. 2, 2001, document from Amnesty International said that "violence against Falun Gong practitioners detained all over China is now systematic and officially sanctioned" and that more than 250 practitioners had died in custody since the group was banned. In addition, the government increased controls on unregistered churches and the religious expression of ethnic minorities, directing a particularly harsh campaign against the Sunni Muslims in Xingiang province.

After 15 years, China finally achieved membership in the World Trade Organization when all agreements were completed and the 142 WTO members ratified China's entry at a ministerial meeting in November in Doha, Qatar.

Construction on China's mammoth Three Gorges Dam continued, but press reports indicated serious problems of corruption in relocation payments and concern about possible shoddy construction.

FACTS ON FILE

- Trade between China and the United States totaled $110 billion in 2000. U.S. estimates put the U.S. trade deficit with China at $83 billion, its second-largest.
- The Chinese Finance Minister announced in 2001 that the economy was estimated to have grown by 8.0 percent in 2000, and that China's gross domestic product would exceed one trillion U.S. dollars for the first time. The rate was faster than expected, beating the 7.1 percent growth posted in 1999 and reversing seven years of slowing growth.
- Buoyed by optimism that China would finally join the WTO, foreign investors spent a record $45 billion on factories and joint ventures in China in 2000.

PAST RESOLUTIONS ON THIS ISSUE

	2001	2000	1999
Voted on	5	5	3
Withdrawn	1	0	0
Average support	9.8%	6.4%	7.9%

U.S. BUSINESS IN CHINA

I. THE SHAREHOLDER CAMPAIGN

For 2002, a California social investment firm, Harrington Investments, is going into the third year of a now expanded campaign asking companies to adopt a new code of conduct, the China principles, committing them to a set of human rights standards for their operations there. And another social investment firm, Trillium Asset Management, is continuing a 1999 effort to get banks to reexamine their lending criteria out of concern about financial support for China's controversial Three Gorges dam. In past years, shareholder resolutions focusing on China have come from both sides of the political spectrum as a conservative group, State Department Watch, annually proposed several resolutions asking companies to strengthen safeguards against purchasing forced labor-produced goods. This year, though, no such proposals are pending.

China principles campaign: Harrington Investments has filed its resolution this year at **AOL Time Warner, Coca-Cola, Disney, Hewlett-Packard, McDonald's** and **Nike** concerning their China operations. It asks the companies to endorse a 10-point code of "China Principles as a reasonable and beneficial component of their corporate commitment to human rights in China." The code, which was developed by a group of nongovernmental organizations, calls for:

1. prohibiting bonded labor or forced labor,
2. adhering to wages that meet workers' basic needs [and to] fair and decent working hours,
3. prohibiting use of corporal punishment,
4. upholding occupational health and safety of workers,
5. prohibiting police or military actions used to prevent workers from exercising their rights,
6. allowing for freedom of association, assembly, expression, rights to form unions and bargain collectively, and from arbitrary arrest or detention,
7. prohibiting discrimination in hiring, remuneration or promotion,
8. prohibiting discrimination based on labor, political or religious activity,
9. implementing environmentally responsible methods of production that have minimum adverse impact on land, air and water quality, and
10. prohibiting child labor.

In the supporting statement, the proposal says, "We want to ensure that our business practices in China respect basic labor standards defined by the International Labor Organization, and basic human rights defined by the United Nations covenants on economic, social and cultural rights, and civil and political rights, signed and enacted by the China government."

The original statement was signed by 21 organizations including Amnesty International USA, Global Exchange, International Labor Rights Fund, Lawyers' Committee for Human Rights and National Consumers League, but also the social investment firms of Calvert Group, Harrington Investments, Progressive Asset Management and Trillium Asset Management.

The principles now have three corporate endorsers: Levi Strauss, Mattel and Reebok. Several other companies have reportedly joined the China Working Group on a non-official basis. Harrington has been discreet about its dealings with some of the companies that have received its resolutions, but it said that it withdrew a proposal at Intel when it agreed to join the working group on a non-official basis, and withdrawals at Cisco Systems, Gap, Target and 3Com may have involved similar agreements.

Medea Benjamin, co-director of Global Exchange, says the three corporate endorsers and the principles' drafters have formed a working group and a number of committees to address and research various problem areas related to doing business in China—such as the migrant labor system and the lack of freedom of association. Corporate members are expected to participate in one or more of these committees, to financially support the working group's research—a cost that Benjamin estimated would be about $50,000 a year, and to report annually on their activities during the year in support of the principles. In addition, companies would have the flexibility to take part—or not—in such activities as co-signing letters to Chinese government officials protesting specific instances of human rights restrictions or abuses.

In the first year of the campaign, the China principles resolution came to a vote in 2000 only at Microsoft; it received 8.2 percent support. It was in the proxy statement at Oracle, but the proponent's representative failed to show up in time to present it at the annual meeting. It was withdrawn after agreements at Cisco Systems, Intel and 3Com. For 2001, the resolution came to a vote at Hewlett-Packard (8.1%), Microsoft (9.5%), Nike (4.1%), Sun Microsystems (14.4%) and McDonald's (9.3%). It was withdrawn at the Gap, Intel and Target.

Church-related shareholder activity on China: Harrington's China principles resolution is similar to one that religious groups affiliated with the Interfaith Center on Corporate Responsibility filed at Boeing for three consecutive years starting in 1997—asking it to adopt a somewhat different set of principles for its China operations—but which failed to get enough support in 1999 for resubmission. Church groups—by far the most active shareholder proponents—have never made corporate activity in China a priority, and are not filing resolutions directly on the issue for 2002. However, a number of the more general church-sponsored resolutions on international labor practices (covered in Background Report A), raise the questions of forced and child labor. In addition, a third-year resolution to **Boeing** asks the company to link executive compensation to social corporate performance, including efforts to promote basic human rights internationally within its operations—a reference in part to its substantial presence in China. That proposal got 10.3 percent support at Boeing last year.

Three Gorges underwriting: In addition, Trillium Asset Management is going back to **Citigroup** with a request for a report on its underwriting criteria "with the view to incorporating and fully disclosing criteria related to a transaction's impact on the environment, human rights and risk to the company's reputation." The proposal was withdrawn in 2001 at Citigroup; it had been inspired by Citigroup unit Salomon Smith Barney's underwriting of bonds for the China Development Bank, which is helping to finance the Three Gorges Dam. It has already been withdrawn this year at Morgan Stanley. The same resolution came to votes in 2000 at Morgan Stanley Dean Witter and Chase Manhattan, where it got between 6 and 7 percent support. (For users of Online Analyst, the proposal is linked with the background report on "International Lending.")

II. HUMAN RIGHTS IN CHINA

China's human rights practices continue to bring criticism from human rights groups and others, including the U.S. government, and that criticism intensified in 2001.

With communist governments in eastern Europe falling in 1989, the student protests that year in China—highlighted by rallies at Tiananmen Square in Beijing—offered new hope for democracy. But those hopes ended with the harsh crackdown on dissidents: China has kept the lid on protest ever since. And although the climate for open discussion seemed to loosen early in 1998, it turned sour at the end of the year, with the arrests and tough sentences for dissidents who were attempting to establish the first opposition political party, the China Democracy Party. More political dissidents were jailed in early 1999, and that was followed in 1999 by the July banning of the growing Falun Gong religious meditation movement and the detention of many of its adherents. Persecution of the Falun Gong continued and intensified in 2000 and 2001.

With myriad ethnic and cultural groups flung across China's vast countryside, quelling dissent has not been easy. One region whose population has grown increasingly restless is China's westernmost province of Xinjiang, where much of the population is Uyghur, the oldest Turkic peoples in the world. The Uyghur population is also spread throughout the neighboring countries of Kazakhstan and Kirgyzstan; the Uyghurs are Sunni Muslim, and not regarded kindly by the atheist Communist Party. From time to time in recent years, Xinjiang has erupted in protest with nationalist calls to reclaim the independent status enjoyed by Uyghurs from 1944 to 1950. The government has reacted harshly, and the passions seem unlikely to cool.

Other hot spots include the Tibet Autonomous Region (See Section IV for more on Tibet). Also a potential flashpoint is the self-governing island of Taiwan, where Nationalist forces retreated when they lost the civil war to the Communists in 1949, and which China views as a renegade province. China watchers remain concerned that the government will try to retake Taiwan by force.

U.S. view: In its February 2001 *Country Reports on Human Rights Practices for 2000*, the U.S. State Department said that:

> The People's Republic of China (PRC) is an authoritarian state in which the Chinese Communist Party (CCP) is the paramount source of power. At the national and regional levels, party members hold almost all top civilian, police and military positions....Citizens lack both the freedom peacefully to express opposition to the party-led political system and the right to change their national leaders or form of government.

While the State Department had identified "positive steps" in human rights in its report for 1997, the subsequent reports have identified a steady deterioration in the government's human rights record. The report published in 2001 said "The government's poor human rights record worsened, and it continued to commit numerous serious abuses. The government intensified crackdowns on religion and in Tibet, intensified its harsh treatment of political dissent, and suppressed any person or group perceived to threaten the government." It said the government "continued to commit widespread and well-documented human rights abuses," which stem:

> from the authorities' very limited tolerance of public dissent aimed at the government, fear of unrest and the

> limited scope or inadequate implementation of laws protecting basic freedoms. The constitution and laws provide for fundamental human rights; however, these protections are often ignored in practice. Abuses included instances of extrajudicial killings, the use of torture and, forced confessions, arbitrary arrest and detention, the mistreatment of prisoners, lengthy incommunicado detention and denial of due process....Prison conditions at most facilities remained harsh.

The State Department also observed that China does not permit independent monitoring of its prisons. The Chinese broke off prison inspection talks with the International Committee of the Red Cross in April 1994. The Chinese government denies that China has political prisoners, maintaining that persons are incarcerated because they have violated criminal law, not for their political or religious views. However, human rights groups and other outside observers say there is no question that China holds political prisoners. The February 2001 State Department Human Rights Report says "an unknown number of persons, estimated at several thousand, are detained in violation of international human rights instruments for peacefully expressing their political, religious or social views. Persons detained at times during the year included political activists; leaders of unregistered groups; journalists; authors; intellectuals; labor leaders; and members of the Falun gong movement. Some minority groups, particularly Tibetan Buddhists and Muslim Uyghurs, came under increasing pressure as the Government clamped down on dissent and 'separatist activities.'"

The February 2001 U.S. State Department report did note that, "despite intensified suppression of organized dissent, some positive trends continued." It cited an increasing role for "social groups with economic resources," as well as increased access to the Internet despite government strictures. As in the 2000 report, it concluded that "most average citizens went about their daily lives without significant interference from the government, enjoying looser economic controls. increased access to outside sources of information, greater room for individual choice, and more diversity in cultural life." But, it reiterated, "citizens who sought to express openly dissenting political and religious views continued to live in an environment filled with repression."

Similarly, Amnesty International's 2001 report noted that 2000 had seen continued repression of peaceful dissent and that "there was no sign of any relaxation of the 1999 crackdown on fundamental freedoms." It said "thousands" of people were arbitrarily detained, some sentenced to long prison terms after unfair trials and others detained without trial and assigned to up to three years "reeducation through labor."

Religious persecution: In October 1998, with great fanfare, China had signed the International Covenant on Civil and Political Rights, a UN treaty that guarantees freedom of speech, assembly and religion. Since then, however, the government has made no a move to ratify the treaty. And just as the government in late 1998 had moved against new political groups, in July 1999 it passed an anti-cult law and banned a rapidly growing religious movement, Falun Gong (Buddhist Law), a group founded in 1992 that mixes Buddhism, meditation, Chinese exercise techniques and mysticism. The banning came two months after Falun Gong members unexpectedly held an illegal sit-in around the leadership compound asking for legal status and tolerance.

The apolitical group has had no discernible political goals, but it claims to have 100 million members (the Communist Party has 60 million). At the time of the banning, China called it the most serious political threat since the 1989 Tiananmen Square demonstrations. Some Falun Gong members continued to practice meditation in quiet protest in public parks, and by the end of the year western press reports said China had jailed more than 1,500 members of the group, and sentenced some to 18 years in prison. In a Jan. 10, 2000, *Washington Post* article, Beijing bureau chief John Pomfret speculated that "Millions have flocked to the group because it provides them with spiritual sustenance at a time of dizzying social dislocation. It also tells them that if they embrace Falun Gong's spiritual and physical exercises, they won't need doctors—an appealing notion at a time when China's free medical system has virtually collapsed."

The Chinese government crackdown on Falun Gong continued through 2000, and at the beginning of 2001 the Hong Kong-based Information Center for Human Rights and Democracy maintained that some 10,000 adherents were being held in more than 300 labor camps and that 98 members of the sect had died in custody. To counter that allegation, in what *The Washington Post* termed "two unusual and sometimes bizarre documents," the official China News Agency Jan. 15, 2001, said only 242 Falun gong members had been arrested. It defended the crackdown by terming the group a "social cancer," explaining that "people from all segments of society and the masses had voiced strong complaints that Falun Gong was destroying families, endangering the physical and spiritual health of followers, threatening social order and illegally raising funds." Official concern about Falun Gong has spilled over to China's escalating efforts to control the Internet. At the end of December 2000, the standing committee of China's parliament approved rules including among illegal uses of the Internet its use to "organize evil religious cults."

As China has intensified its crackdown on Falun Gong, the group in turn has kept up its persistent protests and adopted a more belligerent tone. In a message on its official website (www.clearwisdom.net) in January 2001, it said followers no longer must follow the movement's principle of forbearance if faced with unrelenting persecution. A Jan. 26, 2001, *New York Times* article, "Beijing in Battle with Sect: A Giant Fighting a Ghost," described the 18-month Chinese campaign against Falun Gong as "vicious." It concluded that "Brazen expressions of dissent" by Falun Gong are increasing, noting that five members had set themselves on fire in Tiananmen Square Jan 23, and quoted a Chinese Barnard College professor as speculating that the movement could prove to be "the most challenging organized opposition" the Communist party has faced.

In response to the immolations, the Chinese government in June 2001 issued directives allowing courts to prosecute Falun Gong practitioners for intentional wounding or helping other followers to commit suicide or injure themselves. Other changes allowed prosecution of Falun Gong followers under subversion laws for distributing anti-government materials. In a briefing paper published Sept. 2, 2001, "Human Rights in China in 2001--A Step Backward," Amnesty International quoted Falun Gong sources in China and abroad as "alleging that violence against Falun Gong practitioners detained all over China is now systematic and officially sanctioned." It said more than 250 practitioners had died in custody since the group was banned in July 1999, about half of those in 2001. Amnesty called on the government "to release all practitioners arbitrarily detained in 'study classes' and other places of detention. The group's 2001 annual report said that "thousands, possibly tens of thousands, of practitioners were believed to remain in detention."

The crackdown on Falun Gong has spread to other manifestations of religious freedom. In December 2000, the state-run media reported that more than 1,500 churches and temples had been shut down in the preceding month in the Wenzhou area of southeastern China. Discussing the reports, a Dec. 18 *Washington Post* article ("Crackdown at Christmas Dims Holiday for Chinese"), speculated that China was struggling to control a "nationwide religious revival" that "offered a source of moral values independent of the Communist Party" that was gaining in popularity "in part because Communist ideology is losing its appeal."

In 2001, a number of reports in the press and from activist groups alleged sharp crackdowns in the Muslim Uighur area of Xinjiang province intended to choke off a separatist movement. Amnesty International reported Sept. 3, 2001, that "many Uighur political prisoners have been executed, accused of 'separatism' and a range of alleged violent crimes." Amnesty interpreted the crackdown as one element of an intensification of a "strike hard" campaign against crime that began in April, a resumption of a campaign of 1996. A long article on Chinese Muslim separatism in the Dec. 16, 2001, *New York Times* said "The political activists in Xinjiang stand out because of the potency of their dissent and the power of the government's reaction." The article said: "Fearing that Islamic orthodoxy could be used as a cloak or catalyst for political activism, China is quietly trying to stop its spread and suppress its religious practices. Dozens of illegal religious schools and unauthorized mosques have been shut this year...."

UN Covenants: At the end of November 2001, during a visit by UN High Commission for Human Rights Commissioner Mary Robinson to Beijing, China signed an agreement under which the UN will advise China's police, courts and prisons on sound legal procedures and monitor legal changes the country must undertake to comply with the Covenant on Economic, Social and Cultural Rights and the Covenant on Civil and Political Rights, which it had signed in October 1997 but had not ratified. China finally ratified the convention in March 2001, a move that Amnesty International dismissed as a pro forma gesture on human rights. China has not yet ratified the International Covenant on Civil and Political Rights, which it signed in October 1998.

III. CHINA'S LABOR SITUATION

As part of its eighth five-year plan (1991-1995), China's Ministry of Labor and the Ministry of Foreign Trade and Economic Cooperation issued "Regulations on the Labor Management of Foreign-Funded Enterprises" on Aug. 11, 1994. The regulations, which came into force in January 1995, are an attempt to provide a system of labor protection laws for employees of multinational companies operating in China. The regulations were established pursuant to the National Labor Law. They apply to Sino-foreign joint ventures, Sino-foreign limited companies, and solely foreign-funded enterprises.

The regulations establish standards for: recruiting (no child labor), employment stipulations, employee training, labor contracts, wages ("equal pay for equal work" and minimum wage requirements), social insurance, leave policy, arbitration and compensation. The law permits workers in all types of enterprises to bargain collectively, superseding a 1988 law that allowed collective bargaining by workers in private enterprises only.

IRRC asked Richard Brecher, director of business advisory services at the U.S.-China Business Council, what effect the 1995 Labor Reform Law had on American companies. Brecher said:

The law was meant to reconcile confusing national and local regulations on minimum requirements for all businesses in China. While some minimum thresholds were set, however, individual locales then implemented their own regulations, making it difficult for companies who operate in several different areas to develop a company-wide policy. There may be a different minimum wage depending if a facility is in Beijing, Guangzhou or Shanghai; there has been some confusion about 'overtime' limits. In some places, the law resulted in significant increases in company costs. For the most part, though, companies are happy to pay, if it covers the liabilities they may face otherwise

Worker Rights

Critics of investment in China are particularly concerned about labor rights issues, the two most pressing being the extensive use of forced labor and the banning of independent trade unions.

Prison and forced labor: China's use of prison and forced labor is perhaps the greatest worker rights issue facing multinational corporations, which could have difficulty avoiding purchase of materials, components or services from a forced labor or prison labor facility. It is an aspect of the China principles proposals and was the central concern of the shareholder resolutions proposed in earlier years by State Department Watch.

Chinese use of forced labor—The government of China long has used labor from the penal system, and has incarcerated large numbers of political dissidents. China's two forced labor systems, the *laogai* ("reform through labor") and *laojiao* ("reeducation through labor"), form an integral part of China's economy, and critics contend that in some instances, China has exported products from the systems to other countries.

Prison laborers typically are forced to engage in unpaid, exhausting and often highly dangerous work, and many are kept in detention even after they have served their official sentences. The U.S. State Department says that "work conditions in the penal system's light manufacturing factories are similar to those in ordinary factories, but conditions on farms and in mines can be very harsh." A May 21, 2001, *New York Times* article said 39 workers trapped in a flooded coal shaft were convicts who were working in a prison-run mine.

While international conventions do not prohibit prison labor, they do place certain restrictions on it. First, prison labor can be imposed only on convicted criminals; people awaiting trial cannot be forced to work, nor can those who have been imprisoned for political offenses or as a result of labor disputes. Convicted criminals also must give their consent to work in workshops maintained by private enterprises, which must be supervised and allocated work by prison staff. Prisoners who agree to work under such conditions are expected to receive pay and social security benefits comparable to those of free workers.

China has ratified neither key ILO convention on forced labor, Convention 29 (from 1930) and Convention 105 (1957).

Harry Wu, a survivor of 19 years in laogai camps who now heads the U.S.-based Laogai Research Foundation, estimates that between 6 and 8 million prisoners are held in forced labor camps. A 1998 book by James Seymour, the executive director of the Society for the Protection of East Asian Human Rights, and Richard Anderson, *New Ghosts, Old Ghosts: Prisons and Labor Reform Camps in China*, puts the number at about 2 million.

While information on the prison labor system has been hard to come by, an article in the June 14, 2001, *Washington Post*, "China's Prison Laborers Pay Price for Market Reforms," provided some insights. The article estimated the *laogai* system at between 1,250 and 5,000 facilities, housing 2 million to 6 million workers. It quoted Seymour as saying that once profitable Chinese prison labor work was losing $18 million by 1994, with higher recent losses because the finished products were of such low quality. It also put the hours of work by prison labor at 12 to 16 hours a day, six or seven days a week.

Chinese regulations bar the export of prison-made goods, a provision that China reiterated in 1991, but which the U.S. State Department says "have not been enforced effectively." Critics say that prison-made products (or products made in part using prison-made inputs) are exported, despite this law. Given laws in other countries banning import of prison-made goods, however, the larger concern for companies with investments in China may be entanglement with such goods for production entirely internal to China.

U.S. regulations on forced labor-produced goods—U.S. statutory law gives the federal government some means to discourage the use of forced labor in foreign countries. Under the 1930 U.S. Tariff Act, the Customs Service may halt the import of "goods, wares, articles and merchandise mined, produced or manufactured wholly or in part in any foreign country by convict labor or/and forced labor or/and indentured labor under penal sanctions." Customs Service regulations require the service to withhold merchandise for import when information "reasonably but not conclusively" indicates that the merchandise is subject to regulations implementing the act.

In 1992, the administration signed a Memorandum of Understanding with China that allowed for inspections of Chinese prison facilities by a U.S. embassy officer, on request, to establish the origin of alleged prison-produced products imported into the United States. A June 17, 1997, Fact Sheet from the State Department's Bureau of

Public Affairs said that unsatisfactory Chinese implementation had led to a 1994 Statement of Cooperation that tightened inspection procedures. Nevertheless, it said, "Chinese cooperation has not been satisfactory, but may be improving." The State Department human rights report published in February 2001, however, saw no improvement. It said that, "Although the signing of the SOC initially helped foster a more productive relationship between U.S. diplomats and Chinese authorities, since 1997 Chinese authorities have permitted only one U.S. inspection of prison facilities."

In April 2000, with the issue of Permanent Normal Trade Rights about to come before the U.S. Congress, and following a visit to China by two skeptical Democratic senators, Chinese officials allowed U.S. Customs agents to inspect the Dezhou Machine Works factory in Shandong Province, which was suspected of using prisoners to make goods for export. An Associated Press report of the visit quoted an unnamed U.S. embassy employee as saying, "The inspectors found no sign that U.S.-bound exports were being made." The report also opined that "The visit, if unspectacular, was another sign that China is slowly reforming its opaque criminal justice system and granting more access to foreigners." In a press release, Harry Wu's Laogai Research Foundation took strong objection to that conclusion, saying it was "concerned that this visit is instead an opportunistic move on the part of both Chinese officials and the U.S. administration to promote passage of PNTR." (For more, see www.laogai.org.)

Right of association: The right of association includes the right of workers and employers to establish and join organizations of their own choosing without previous authorization, and among other things to confederate and affiliate with international organizations. While China's 1982 constitution ostensibly provides for freedom of association, "qualifying language makes it clear that this right is subject to the interest of the state and the leadership of the Communist Party," says the U.S. State Department.

Beijing traditionally has viewed trade unions as superfluous at best because the socialist state already represented the working class, and theoretically had overcome contradictions that required workers to protect themselves with independent trade unions.

China's only officially recognized trade union federation, the All-China Federation of Trade Unions (ACFTU), is controlled by the Communist Party. "Under China's planned economy," says the U.S. State Department, the ACFTU's main task was to improve labor discipline and mobilize workers to achieve party and government objectives." As more workers have been laid off as the state attempts to close down ailing state enterprises, the department says the government has instructed ACFTU to help with retraining and reemployment.

In 1982, the Chinese government deleted language from the constitution that had allowed workers the right to strike. However, disgruntled workers have risked arrest by engaging in illegal striking, and the February 2001 State Department human rights document cited "numerous demonstrations by workers and retired workers protesting unpaid wages, benefits, pensions or unemployment stipends. Workers also protested continuing large-scale layoffs that have been prompted by industrial restructuring."

Shortly before President Jiang Zemin's official visit to the United States in October 1997, China signed the UN's International Covenant on Economic, Social and Cultural Rights, part of the International Bill of Rights. The covenant specifies a catalogue of rights that include the freedom to join a trade union, the right to strike and the right to take part freely in cultural life and benefit from scientific progress, and it requires regular reporting on progress. The government ratified the covenant in March 2001, an action that press reports attributed in part to China's eagerness to win the bid for hosting the 2008 Olympics.

In the meantime, the State Department reported that in 2000 the government "continued its efforts to eliminate illegal union activity." In late 2000, workers at a silk factory in Jiangsu province did form one of the first independent labor unions since the Tiananmen Square crackdown. Spokesmen for the organizers said it was necessary to challenge what they called the factory's corrupt leadership, not an effort to usurp the Communist party. The State Department's 2001 human rights report said the organizer had been admitted against his will to a psychiatric hospital, and it also reported on the detention of other activists who had attempted to form independent unions.

Right to organize and bargain collectively: As noted earlier, the National Labor Law allows collective bargaining in all types of enterprises; laws passed in 1988 had permitted collective bargaining in the private sector only. Since the beginning of 1995, however, there have been only a handful of collective bargaining negotiations, with ACFTU serving in a consulting role for workers and management.

All unionized enterprises hold worker congresses once or twice a year. The State Department says that despite the "renewed emphasis on party control over the unions in the post-Tiananmen period, worker congresses have maintained some enhanced powers, most notably the right to examine and discuss bread-and-butter issues affecting the enterprise, including the distribution of benefits, salary reform, and the right to remove incompetent managers." At the same time, though, the department says many worker congresses continue to act largely as rubber stamps for deals worked out by the manager, union representative and party secretary, who in smaller enterprises are often the same person.

Child labor: Chinese law sets the minimum working age at 16, with a few exceptions. The 2001 U.S. human rights report appears more skeptical about comments that there is little child labor in China than the reports of recent years. The State Department reports that China's government maintains there is no significant child labor problem in China, but that since 1999 it has denied ILO requests to conduct studies on the issue. It says local experts on child labor say working children are mostly from poor rural families that are eager for more income. It also calls trafficking in children for purposes of labor "a problem." In March 2001 a fatal fire occurred in a schoolhouse in south China where elementary school students had been put to work making fireworks.

Acceptable conditions of work: Chinese labor is associated with problems that include low wages, too many hours, and health and safety issues. There was broad agreement among interviewees who spoke with researchers from IRRC and Business for Social Responsibility in Hong Kong and Guangzhou, China, in November 1999 that the national and local labor laws—at least with regard to wages and working hours and working conditions—are good, but that they are not implemented. Local governments are allowed to override these laws, and may feel compelled to give waivers to factories that are a large part of the tax base. More simply, local authorities often turn a blind eye to violations, for fear of offending foreign investors, unless—according to one business representative—the vendors' multinational buyers insist on enforcement. In some cases, workers have sued to get the benefits to which they are entitled under law, an option that is not practical for most workers.

Wages—Local governments determine minimum wage levels, which vary. The fiscal 2002 State-Commerce China Country Commercial said the annual per capita income of urban residents in was $759 and for rural residents, $272. The World Bank says that rural incomes are increasing more slowly than urban incomes, "widening the already large gap between the living standards of the 800 million peasants and those of urban workers." A May 23, 2000, *Washington Post* article ("In Chinese Wages, a U.S. Bump") concluded that "companies that U.S. companies have invested in have pushed wages and safety standards higher." It cited U.S.-tied factories where workers earned an average of about $2,000 with benefits....well above the $900 average annual income of Chinese workers estimated by most economists."

Hours/Overtime—In May 1995, China reduced the regular workweek from 44 to 40 hours, excluding overtime, with a mandatory 24-hour weekly rest period. The law does not allow overtime in excess of three hours a day or 36 hours a month.

In practice, low wages combined with long hours results in what activists call "forced overtime." Many companies will say that employees understand that overtime is inherent to the production process. Many workers, in fact, feel they need a lot of overtime hours in order to reach an "acceptable" standard of living. Thus, the eight-hour day prescribed by law often becomes a 12-hour day in practice. Workers generally are given one or two days off each month, depending on the time of year. In August and September, workers often stay on the production line far into the night, so that factories can meet pre-Christmas season deadlines. With extra "permission" from the government, companies are allowed to have a worker put in an additional 48 hours of overtime each month. There are frequent reports, however, that workers often have more than 70 hours of overtime.

Health and safety conditions—China has a high rate of industrial accidents. Official statistics indicate that 13,258 workers were killed in industrial accidents in 1999, down from 15,372 in 1998. More than a third of the accidents involved mining, as did two-thirds of all industrial deaths, although the mining accident rate declined 20 percent in 1999 because of a drive to close unlicensed mines. China has one of the worst accident rates per ton of minerals mined in the world. *The New York Times* June 19, 2000, quoted a Chinese mining engineer to the effect that "China produces one-fourth of the world's coal but accounts for four-fifths of the world's coal industry fatalities."

Many factories throughout China—and Asia—are called "three-in-one," that is, a dormitory built on top of the factory, which was built on top of a storage area. Fires in these types of structures sweep up to the top dormitory levels, trapping workers above burning chemicals, plastics and fabrics. Factory fires throughout China resulted in tougher building regulations and inspections. The new labor reforms came into force in January 1995, as the government attempted to fix safety violations in foreign-invested factories and state enterprises, but critics say that many local officials still refuse to enforce safety regulations for fear of frightening away foreign investment. Some building violations are relatively easy to spot, such as the three-in-one factories. Other problems, such as locked emergency exits, sealed windows and fire hazards, require more thorough inspection and more government involvement.

In addition to building violations, there are serious concerns about chemicals and inhalants. The State Department Human Rights Report published in February 2001 says that "Less than half of rural enterprises meet national dust and poison standards. Many factories using harmful products. such as asbestos, not only fail to protect their workers against the ill effects of such products, but also do not inform them about the potential hazards."

One problem workers have with chemicals in the workplace is the lack of accurate labeling. Although Chinese law requires that any imported chemical have a label, local manufacturers are exempt from these regulations. As a result, distributors sometimes mix imported chemicals with locally produced batches or disregard regulations altogether. Many workers have had long-term exposure to chemicals, and have been handling and inhaling them without adequate protection or ventilation. An NGO, The Asia Monitor Resource Center, told IRRC in 1997 that, in Fujian province, more than 70 percent of workers in the shoe industry have complained of health problems related to work with chemicals.

IV. CHINA AND TIBET

Tibet, a territory of only 2.4 million people in a country of 1.3 billion, has increasingly attracted the attention of international human rights activists. Beijing's treatment of Tibet has become a central issue for many concerned about U.S. corporate activity in China, although there is almost no industry in Tibet itself. A large number of the protesters outside World Trade Organization talks in Seattle in December 1999 were calling for a free Tibet, and concerns about Tibet have driven campus agitation over U.S. investment in and involvement with China.

Discussing the fascination with Tibet in a March 19, 1997, article in *The New York Times*, cultural reporter Richard Bernstein attributed it to "the ferocity of China's crackdown in Tibet, and China's status in the post-cold-war world as the most important large country still holding another land in subjugation." Bernstein also quoted Columbia University Professor Robert Thurman as saying, "The Tibetans are the baby seals of the human rights movement."

The Chinese government insists that Tibet has been a formal part of China since the sixth century. Many historians, however, say that Tibet was independent of China at the very least between 1912 and 1950, when Chinese troops moved in. In the 1950s, China conducted a military campaign that cleared out and destroyed about 6,000 Tibetan monasteries. Tibet's leader, the Dalai Lama, fled after a failed uprising in 1959 and lives in exile in India.

Tibet's economy was a modest $927 million in 1997, but has been growing at about 10 percent a year. As the Chinese government encourages more ethnic groups to move into the region—particularly China's dominant ethnic group, the Han—Tibetans feel they are facing increasing competition for jobs and resources. A long article in the Nov. 11, 1998, *New York Times* by the first *Times* reporter allowed to visit Tibet in nearly 10 years said that many Chinese and Tibetan businessmen put the percentage of Chinese in the Tibetan capital of Lhasa at 60 percent, but "it is hard to know with accuracy because Chinese workers typically stay anywhere from five days to five years."

The International Campaign for Tibet coordinates much of the communication among grass-roots organizations concerned about Tibet. For about 20 years after the 1959 uprising, human rights organizations directed all their efforts toward regaining independence from China. In the last 20 years, however, under the leadership of the Dalai Lama, the official policy of the Tibetan government-in-exile has been that the preservation of the Tibetan values of nonviolence is more important than forcing changes in the political structure. The Dalai Lama won the Nobel Peace Prize in 1989 for his peaceful struggle for Tibetan autonomy under Chinese rule. While he maintains that position, support for radical groups that want a violent independence struggle is said to be growing.

In December 1997, the International Commission of Jurists issued a report that strongly criticized the repression of religious freedom in Tibet, which it said had "increased steadily since 1994." *The New York Times* supported that view in November 1998, reporting that "Over the last four years, Chinese authorities have carried out a careful campaign to tighten control over Tibetan monasteries, which Beijing has come to see as nests of opposition to Chinese rule in this starkly devout Himalayan region." The government prohibited the display of photographs of the Dalai Lama in private homes and monasteries as of April 1996, expanding on a 1994 ban on posting likenesses of the Dalai Lama in public places.

The U.S. State Department's *Country Report on Human Rights Practices for 2001* said it is "difficult to determine accurately the scope of human rights abuses" in Tibet because of strict government control over access to information. But it cited credible reports that the government "continued to commit serious human rights abuses in Tibet, including instances of torture, arbitrary arrest, detention without public trial, and lengthy detention of Tibetan nationalists for peacefully expressing their political or religious views. Tight controls on religion and on other fundamental freedoms continued and intensified during the year." It noted political protests by Tibetans in a number of ethnic Tibetan areas.

Like Presidents George H.W. Bush and Bill Clinton, President George W. Bush in May 2001 met with the Dalai Lama at the White House residence. The meeting drew an official protest from the Chinese government, and the administration sought to smooth the situation by saying the president was meeting with the Dalai Lama in his capacity as a religious leader, rather than as a political leader.

Proposed selective purchasing laws: Several U.S. cities have considered applying to operations in Tibet selective purchasing campaigns that, until now, have focused first on South Africa and then on Burma. Under selective purchasing laws, any company "doing business" in Tibet would face a cost penalty if it bid on contracts with cities having the selecting purchasing law. Few, if any, U.S.-based corporations even conduct business in Tibet, so the practical--if not the symbolic--impact of the laws would be minimal. To date, the city of Berkeley, Calif., is the only jurisdiction IRRC is aware of that has enacted such an ordinance.

V. CHINA, THE UNITED STATES AND THE WORLD TRADE ORGANIZATION

In November 2001, the World Trade Organization ratified China's admission, ending 15-year effort. An agreement in principle had been reached between China and the United States in 1999, and the defining U.S. event had come in 2000, when after fierce lobbying the House and Senate voted to grant China Permanent Normal Trade Relations, a status necessary for the United States to benefit from China's entry into the WTO. Ratification of China's membership then dragged out as remaining issues were settled, unilateral agreements were reached with the European Union and other countries, and a comprehensive bilateral agreement was achieved.

Reaching the 1999 WTO Agreement: When China's number three official, Premier Zhu Rongji, visited the United States for a summit meeting in early April 1999, prospects were initially considered good for reaching an agreement on terms for China's entrance into the World Trade Organization, an issue that had been under negotiation for 13 years. However, a number of factors, including U.S. unhappiness about China's crackdown on the nascent opposition China Democracy Party, had soured prospects for getting approval from an increasingly hostile U.S. Congress, and President Clinton opted not to proceed to a final agreement despite significant Chinese concessions.

But almost as soon as Clinton decided to pass on completing an agreement, the U.S. business community moved a lobbying effort into high gear, reflecting the fact that the kinds of concessions that China would have to make for WTO entrance would ease many of the obstacles to doing business there. U.S. investors in China have gone through cycles of optimism and disillusionment, and at that point business was finding the Chinese environment increasingly tough.

What had become widely viewed as a missed opportunity in the spring was recaptured Nov. 15 when China and the United States announced that they had reached a bilateral agreement intended to clear a path for China's entry into the WTO. Under the agreement, China promised to further open sectors, including automobiles, telecommunications and banking, to outside competition, and to reduce agricultural and industrial tariffs sharply.

The deal finally agreed on after dicey negotiations in Beijing was close to the agreement that Chinese and U.S. negotiators had nearly worked out in April, and apparently became possible because China decided that it had to push ahead on entry into the WTO in order to revitalize its painful effort to overhaul state-owned enterprises. The agreement offered foreign companies participation in fast-growing sectors of the Chinese economy that have largely been closed.

Highlights of the Agreement: The November agreement differed from the April plan most noticeably in two respects: U.S. companies were allowed to own no more than 50 percent of Chinese telecommunications and life insurance companies, while China agreed to a longer period of special protections against the selling of Chinese products below cost ("dumping") in the United States. The agreement provided for a general reduction in China's import tariffs from the current 22.1 percent average down to 17 percent. Following are some highlights by sector:

- Automobiles: China will reduce tariffs to 25 percent from the existing 80 to 100 percent over six years and will allow foreign financing of car purchases.
- Telecommunications: Foreign phone companies will be able to own up to 50 percent of all ventures. Currently they are restricted to equipment sales.
- Agriculture: China will eliminate export subsidies. U.S. companies will be able to sell large amounts of wheat, rice and other commodities, which can be imported by private companies rather than state-run enterprises.
- Manufacturing: Companies will no longer be required to sell industrial goods through Chinese state-run middlemen.
- Banking: Foreign banks can provide services to Chinese enterprises in local currency. Currently they can provide services only to foreign companies operating in China.
- Internet: Foreigners may invest in Chinese Internet businesses.
- Money Managers: Brokerage houses and mutual funds will be allowed to form joint ventures with Chinese

companies, owning up to 33 percent at first, rising to 49 percent.

- Insurance: Foreign companies will be able to offer property and casualty insurance throughout China.
- Movies: China will increase its foreign film imports from 10 to 20 a year and allow foreign companies to share distribution revenues.

The agreement also stipulated that Taiwan would become a member as well as a separate customs territory and have to lift most bans on trade with the Chinese mainland once China joined the WTO.

Winning House and Senate approval: Once the agreement was reached, the next move was for the administration to send Congress a bill granting China Permanent Normal Trade Relations, avoiding the yearly vote on trade status that gave members of Congress a chance to register disapproval of the country's human rights policies. This was a concession that the Chinese insisted on in return for all the market-opening moves that it had agreed to, and while it was not necessary to ensure China's entry into the WTO, it was necessary for the United States to benefit from China's WTO membership. The Chinese indicated that if Congress refused to grant PNTR, they would retaliate by invoking a WTO rule allowing it to maintain stiff tariffs on products of American firms attempting to do business there.

During February and March, the U.S. press was thick with articles speculating on how close the votes would be and predicting fierce lobbying pro and con. The legislation was expected to have a particularly rough time in the House, where *The New York Times* said "Handicapping the vote was like herding cats." Initially only 50 to 60 House Democrats appeared likely to vote in favor, and the administration was counting on strong GOP support to push the measure through.

Some trade experts speculated that passage would be especially difficult because the issue split both the Republican and Democratic parties. But President Clinton chose to make passage one of the priorities of his last year in office. Clinton got the lobbying going full force with a major speech March 8, saying that rejection of PNTR would "be a mistake of truly historic proportions" and stressing that the agreement for Chinese WTO membership had required many concessions from China and none from the United States. In the House, Minority Whip David Bonior (D-Mich.) strongly opposed the measure, while Richard Gephardt (D-Mo.) also opposed it, although he did not throw the weight of his position behind pushing for defeat. But liberal Rep. Charles Rangel (D-N.Y.), the ranking Democrat on the Ways and Means Committee, gave an important boost to the bill when he endorsed it and lobbied his fellow Black Caucus members for support, complaining about what he saw as heavy-handed union lobbying for the bill. And Bonior's fellow Michigan Democrat, Rep. Sander Levin, a key labor supporter in Congress, provided a way for wavering members to support the measure with a proposal for amendments creating a new 23-member joint congressional and executive commission to monitor and report annually on China's human rights record.

Although the result was in doubt until the last week, the House passed the measure May 24 by what was generally described as "a surprisingly comfortable margin" of 237-197. Supporters included 73 Democrats and 164 Republicans, the bill was opposed by 211 Democrats and 57 Republicans.

Senate passage had always been expected, and the final vote, on Sept. 19, was not even close—83-15. During the two and a half week debate, the last serious hurdle was cleared Sept. 14 when the Senate voted 65-32 to table a measure calling for U.S. sanctions if China continued to sell other countries sophisticated weapons technology. The defeat ensured that the bill as passed by the House would go directly to the President for signature, avoiding a potentially treacherous House-Senate conference.

Business lobbying: *The Washington Post* described the lobbying on the bill as "one of the most expensive and contentious lobbying battles on Capitol Hill in years." The most visible labor opposition came from the Teamsters, Steelworkers and United Auto Workers. The AFL-CIO distributed some million pieces of literature, spending a reported $2.2 million on television ads targeting 88 congressional districts and focusing on the issue of lost jobs.

But business countered with a major jobs push of its own, touting potential financial benefits to congressional districts, and one of the bill's opponents, Rep. Mark Udall (D-Colo.), was quoted as saying the "business community was so well-organized" it was difficult to counter the corporate campaign. It also had more money to spend. The Business Roundtable alone spent $9.2 million before the House vote, much of it on advertising, and targeted 88 congressional districts. The Chamber of Commerce concentrated on 66 districts and ran what was described as a "grasstops" campaign designed to get local business leaders to lobby Congress.

Major lobbyists spanned the spectrum from Boeing to Walt Disney to the Florida citrus industry. Pressure on legislators to approve PNTR was especially heavy for those from farm states and high tech districts. Electronics exports to China had risen from $1.3 billion in 1994 to $3.3 billion in 1999, and the industry anticipated great further gains from China's WTO Agreement. The Electronic Industries Alliance was prominent, as were individual companies. The Agricultural Trade Coalition, made up of 85 farm organizations, concentrated on radio ads aimed at farmers.

Ultimately, *The Wall Street Journal* described the successful business campaign as one with many fronts: "advertising to gain public support, grassroots organizing to make sure lawmakers hear directly from constituents, and face-to-face lobbying to persuade wavering legislators to stop wavering."

Final ratification: Despite the approval by the U.S. Congress, China was still not a member of the WTO at year end 2000. In May, the European Union had agreed to terms for China's membership similar to those closed on with the United States the previous November. Nevertheless, considerable work remained to be done by China and the WTO in synthesizing all of China's bilateral agreements into one comprehensive international agreement and setting out rules to assure foreign companies that China was complying with WTO regulations.

Finally in late 2001, the 142 WTO members formally ratified China's entry at a ministerial meeting Nov. 10 in Doha, Qatar. China signed a 900-page membership form and was to formally become a member 30 days after it submitted an official notification that it had ratified the terms outlined in the entry agreement. To comply with the WTO agreement, China will have to pass hundreds of new laws on virtually every aspect of commerce, a process expected to take some five years.

Summing up the effect of China's membership, Nicholas Lardy, senior fellow in the Foreign Policy Studies Program at the Brookings Institution, told the *International Herald Tribune:* "There will be major challenges for China in the automobile industry, agriculture and financial services. Many Chinese workers may lose their jobs and the income gap between urban centers and rural areas will grow wider. Beijing has made very significant commitments to allow foreign banks to play an increasing role over a five-year period. Given the weakness of its domestic banks, this will create enormous pressures on them to clean up their balance sheets and begin to operate on a commercial basis so that they can compete for deposits and loans."

VI. OTHER DEVELOPMENTS IN 2001

Environmental woes, Three Gorges: In March 1998, China had officially upgraded its National Environmental Protection Agency to ministry level, and renamed it the State Environmental Protection Agency. *Background Notes on China* published by the U.S. State Department in September 2001, said the move reflected the growing importance the Chinese government places on environmental protection. It termed pollution "one of the serious negative consequences of China's rapid industrial development" and cited a 1998 World Health Organization report that seven of the 10 most polluted cities in the world were in China.

At the same time, it noted that China is paying increasing attention to its "severe" environmental woes. It noted that the country invested more than 1 percent of GDP in environmental protection in 1999 and that the 19th Five-Year Plan calls for a 10 percent reduction in total emissions. It pointed out that Beijing in particular was committed to major investments in pollution control as part of its success in winning the Olympic Games in 2008. The city has said it will close factories and spend $12.2 billion on environmental projects, doubling wastewater treatment, tripling the natural gas supply, and recycling nearly a third of its garbage.

The 2001 *Background Notes* reported that the environmentalists inside and outside China were concerned about environmental damage associated with the mammoth Three Gorges Dam, the largest hydroelectric project in the world. The department said that the Chinese nevertheless defended Three Gorges because "the hydroelectric power generated by the project will enable the region to lower its dependence on coal, thus lessening air pollution."

Construction of the Three Gorges dam began in 1993 and is scheduled to be complete in 2010. The dam is designed to block the Yangtze River and create a 400-mile reservoir. Critics of the $30-35 billion project (the lower estimate is the Chinese government's, the higher is that of Western non-governmental organizations) cite environmental and human concerns, pointing in particular to the more than 62,000 acres of farmland that will be destroyed and the 1-2 million Chinese who will permanently lose their homes because of the dam. Creation of the reservoir also is expected to submerge or partially submerge the series of three canyons for which the dam is named, 13 major cities, 140 towns, more than 1,000 villages, 650 factories and numerous historical and archeological sites along the Yangtze River.

Critics also contend that the dam design poses risks from an engineering perspective. In October 1997, a delegation of U.S. engineers inspected construction efforts at the dam site and concluded that some areas of the site contain unstable rock media. Environmental groups claim that the project will cause sedimentation, upstream pollution and downstream erosion and will further threaten endangered species. Human Rights Watch, the largest U.S.-based human rights organization, has criticized the government for oppressing Chinese citizens who have opposed the project publicly. The government imprisoned for 10 months Chinese writer Dai Qing, who has published numerous reports on the negative economic, technical and environmental effects of the dam project, including information from Chinese scientists who have researched project plans. Qing has called the project "a black hole of corruption."

Public debate on the project had been banned since 1989, but in 1999 publications with links to the government began running critical articles. *The People's Daily*, the official Communist Party paper, wrote May 23 that "some engineering projects in the relocation program were haunted by the problem of shoddy construction, loopholes remained in the management of the relocation funds, and some local governments didn't pay enough attention to the protection of the ecological environment in their relocation efforts."

A Jan. 7, 2001, article in *The Washington Post* by its Beijing Bureau Chief, John Pomfret, titled "China's Giant Dam Faces Huge Problems" looked at recent controversy. Pomfret quoted Chinese officials, engineers and activists as saying the project had "become a testimony to malfeasance, incompetence and systemic weakness." He said corruption in the use of funds for resettlement of 1.3 million people had been the most obvious problem, but that while reports about construction quality "have been less frequent and far less detailed," several Chinese engineers who insisted on anonymity "expressed concern that construction flaws could trigger a disaster."

The Chinese economy: According to the World Bank, the Chinese economy grew 7.9 percent in 2000, causing China's gross domestic product to exceed one trillion U.S. dollars for the first time. The rate was faster than expected, beating the 7.1 percent growth posted in 1999 and reversing seven years of slowing growth. The official unemployment rate is 3.3 percent, but many western economists speculate that it is in fact closer to 10 or even 15 percent. China's Gross Domestic Product was $1.08 trillion in fiscal 2002, about the size of the economy of Italy.

China has achieved its growth in recent years in the face of falling trade with its Asian partners by a stimulus program that poured billions of dollars into state-owned corporations to spur economic growth. The policy involved slowing of its 1997 plan to gradually shift the ownership of all but about 500 of China's 305,000 state-run enterprises away from the state through mergers, public sale of shares or transferring control to management and workers. (The U.S. State Department says over half of the state-owned enterprises are losing money.)

Figures issued by the State Statistical Bureau show that urban incomes are growing three times as fast as rural incomes, while taxes on rural communities are growing faster than those in the cities. The U.S. Commerce-State *China Country Commercial Guide* for fiscal 2002 said urban per capita disposable income for 2000 was $759, while rural per capita net income was $272.

The China-U.S. relationship in 2001: The Bush administration got off to a rocky start with China when the new president said he viewed the country as a "strategic competitor," rather than what the Clinton administration had called a "strategic partner." U.S. reconnaissance planes reported that Chinese fighter jets had been flying dangerously close to them at times over the South China sea early in the year, and one of those planes collided with a Chinese jet on April 2 and was forced to make an emergency landing on China's Hainan Island. The crew and later the dismantled plane were ultimately released after a formal U.S. statement of regret for the loss of the Chinese pilot, but *The New York Times* speculated that China had initially displayed a hard line because President Jiang Zemin "had to corral growing anti-American sentiment in his own leadership ranks."

The next test for Sino-U.S. relations involved Taiwan. At the end of April, Bush said the United States would do "whatever it takes" for Taiwan's defense, a comment initially interpreted as an important shift in careful U.S. policy, from which Bush ultimately backed off. When it was time for the administration to deal with Taiwan's annual request to buy weapons, Bush decided to offer a range of advanced weaponry, but did not grant a request for destroyers that use the Aegis advanced radar system, which Taiwan most wanted, and which the Chinese strongly opposed.

By and large, the Chinese-U.S. relationship seemed more comfortable in the second half of the year than in the first. Many Chinese had blamed the early Clinton administration human rights policy for China's loss of the bid to host the 2000 Olympics, and the Chinese were clearly relieved in June when the Bush administration decided it would not try to block China's (eventually successful) bid to be host in 2008. President Bush traveled to Shanghai for the Asia Pacific Economic Summit Oct. 21. At a joint press conference with President Jiang after the summit, Jiang noted recent "improvement in our bilateral ties," pointing particularly to Chinese cooperation in the U.S. war on terrorism. Bush praised China for its immediate response to the September 11 attacks, citing "a firm commitment by this government to cooperate in intelligence matters, to help interdict financing of terrorist organizations." And while China in December was, as expected, critical of the U.S. decision to withdraw from the 1972 Antiballistic Missile Treaty, the condemnation was not notably harsh. *The New York Times* Dec. 14 said, "Several analysts said that today's relatively mild language reflected less a softening of China's conviction than a sense of caution, and a realistic assessment of what could be accomplished now by a war of words."

Trade with the United States: Trade between China and the United States totaled $110 billion in 2000. The State Department's September 2001 *Background Notes* put the U.S. trade deficit with China at $83 billion, its second-largest; the United States buys about one-fifth of Chinese exports. Chinese imports from the United States are mostly electric machinery, fertilizers, aircraft/spacecraft, cereals and cotton; exports are mostly toys/games, footwear, apparel and leather goods.

The *Country Commercial Guide* termed U.S. firms "major investors" in China, with $25 billion spent, mostly in the last 10 years, but noted that the "cumulative U.S. investment in China is dwarfed by our investments in Europe, Japan and Latin America."

One complication for U.S. business in China is operating in a climate where bribes and kickbacks are common. An article in the Fall/Winter 1997 issue of the *International Business Ethics Review* said "one of the stickiest issues facing American businesses today is how to compete effectively in the China market while still abiding by the 1977 Foreign Corrupt Practices Act." At the same time, the article concluded, U.S. firms had been helpful in demonstrating respectable business practices to the Chinese. China has tried to set in motion a major anti-corruption campaign, but it is a tall order in a country where bureaucrats earn very little.

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
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MESSETURM
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3A CHATER ROAD
HONG KONG

July 9, 2002

Re: Securities Exchange Act of 1934, Rule 14a-8;
Stockholder Proposal of John C. Harrington

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter is in response to the June 28, 2002 letter from Mr. John C. Harrington objecting to the intention of Oracle Corporation (the "**Company**") to exclude from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Stockholders (collectively, the "**2002 Proxy Materials**") a stockholder proposal and statement in support thereof (the "**Proposal**") received from Mr. Harrington.

We believe that Mr. Harrington's letter provides further support for our exclusion of his Proposal from the Company's 2002 Proxy Materials pursuant to Rule 14a-8(h)(3).

In our letter to the SEC dated June 7, 2002, we explained that Mr. Harrington was the true proponent of the 2000 stockholder proposal and that Mr. Hari Dillion for Vanguard Public Foundation was merely the nominal proponent of the proposal. In his letter, Mr. Harrington admits that the proposal was filed with his "guidance and consultation" and further that he was Mr. Dillion's "advisor on these matters." While claiming that "I was neither the filer nor the representative of the proposal, nor did I act as one" and while not seeking either appellation, Mr. Harrington most certainly acted as both:

- After the Company received Mr. Dillion's letter dated May 9, 2000 in which he stated that "[i]f you desire to discuss the substance of the proposal . . . or if you require clarification of my actions please contact John Harrington, my advisor on these matters at (707) 252-6166", the Company never heard from Mr. Dillion again.

- Illustrative of Mr. Harrington's role with regard to the proposal is the fact that while both Mr. Harrington's address and phone number were on the letter, neither Mr. Dillion's address nor his phone number were included. From the time of Mr. Dillion's letter until the annual meeting held on October 16, 2000, Mr. Harrington was the only contact with the Company regarding the proposal.

- Prior to any contact with Mr. Dillion, the Company received two letters from Mr. Harrington dated February 9, 2000 and May 9, 2000. The letters introduced, discussed and "urge[d] [the] endorsement of" the "China Principles" which later became the stockholder proposal submitted by Mr. Dillion.

- Prior to the 2000 Annual Meeting, Mr. Harrington notified the Company that he alone would be attending the meeting to present the proposal. Mr. Harrington states in his letter that he had "the intention of presenting the proposal on behalf of the Vanguard Public Foundation." In the American Heritage Dictionary of the English Language, Third Edition, *proponent* is defined as "[o]ne who argues in support of something; an advocate." We believe that Mr. Harrington's role was clearly that of a proponent.

- Attached as Exhibits A and B to this letter is e-mail correspondence dated October 10, 2000 and October 12, 2000 from the International Labor Rights Fund to the Company. While we are unaware of the exact relationship between Mr. Harrington and this entity, we note that the International Labor Rights Fund was willing to cause proposal of Hari Dillion to be withdrawn if the Company joined their group and agreed to a "financial contribution" of $15,000. We note that included in the e-mail was an agreement that Cisco Systems had made with Mr. Harrington. We believe that this further evidences that Mr. Harrington was the true proponent of this stockholder proposal and not an advisor to the actual stockholder.

Also in our letter dated June 7, 2002, we addressed Rule 14a-8(h)(3) which states that if the stockholder or his or her qualified representative fails to appear in order to present the stockholder proposal without good cause, the

Company can exclude from its proxy materials all proposals from the proponent for the following two calendar years. Mr. Harrington has clearly not demonstrated good cause:

- The Staff has concluded that traffic does *not* constitute good cause. See Sonat Inc. (January 6, 1994); Transamerica Inc. (December 27, 1989).

- After the 2000 Annual Meeting, Mr. Harrington informed the Company that he did not attend the meeting because of traffic delays. However, in his letter dated June 28, 2002, he states that "I arrived 20 minutes late" and that "during the Q&A period, I identified myself and explained that I was late due to an unexpected delay in traffic that morning due to a major traffic accident." In fact, Mr. Harrington arrived after the business portion of the meeting had concluded.

- A search in Lexis-Nexis of the major San Francisco Bay Area newspapers (San Francisco Chronicle, San Francisco Examiner and San Jose Mercury News) for October 17 and 18, 2000, the two days following the 2000 Annual Meeting, yields no article about a serious traffic delay anywhere on the Napa to Redwood City route on the morning of Monday, October 16, 2000.

- Any resident of Northern California understands the congestion that exists on our roads. The 2000 Annual Meeting commenced at 10:00 a.m. Mr. Harrington was driving during the peak of the morning rush hour. While Mr. Harrington is correct that the trip distance is approximately 75 miles, many would claim, especially with the economic exuberance of 2000, that Mr. Harrington made excellent time arriving in Redwood City in only three hours.

For the aforementioned reasons, the Company respectfully requests that the Staff concur with our opinion that the Proposal be properly excluded from the Company's 2002 Proxy Materials.

Sincerely,

Bruce K. Dallas

cc: Mr. John C. Harrington, President
Harrington Investments, Inc.
Daniel Cooperman, Senior Vice President,
General Counsel & Secretary
Oracle Corporation
Cisco Villalta, Corporate Counsel
Oracle Corporation

EXHIBIT A

Subject: China Working Group (Oracle)

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From: "Robert Rosoff" <rrosoff@igc.org>
To: "Cisco Villalta" <cisco.villalta@oracle.com>
Cc: "Alana Smith" <alanahii@napanet.net>,
"Bama Athreya" <bama.athreya@ilrf.org>,
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Subject: China Working Group (Oracle)
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Dear Cisco,

We understand Oracle's reluctance to sign on to a specific set of principles for China (or for any country) and we do not require this. We would like to see a statement that Oracle will work with us to ensure that the China Principles are incorporated or reflected in Oracle's code of conduct. You indicated during our meeting at your offices that this is currently, or will be, the case. We have every reason to believe that Oracle is already in compliance with the Principles so your good businesses practices in China, and your agreement and membership in the working group, will help set the bar for other companies that are not currently in compliance. This is the reason we want Oracle to be part of the group.

If Oracle joins the working group, provides a written agreement similar to Cisco's or 3Com's, and agrees to a financial contribution to support this work of $15,000 (which is Cisco's contribution), we will recommend to John Harrington that he withdraw his resolution concerning the China Principles at the Oracle shareholder meeting next Monday. I enclose Cisco's and 3Com's agreements below. Please call me at 415-668-7140 to discuss this.

Best,
Robert

Robert J. Rosoff, Esq.
International Labor Rights Fund
China Working Group

CISCO SYSTEMS AGREEMENT:

Dear Mr. Harrington,

We very much enjoyed meeting with you yesterday. As we discussed, Cisco Systems supports the goals articulated in many of the so called China Principles set forth in the Shareholder Proposal you have submitted. We would be willing to send a representative from our Human Resources group to participate as an observer to Bay Area Working Group meetings. As you know, we believe we have practices, policies and procedures that compare favorably to the China Principles and would be happy to share those with the working group and to work with you to develop guidelines and policies that address the substance of the China Principles to ensure such guidelines are incorporated in Cisco's code of conduct.

Very truly yours,

CISCO SYSTEMS, INC.

By: Dan Scheinman

3COM AGREEMENT:

Per our discussion, 3Com agrees to work with you by joining your China Working Group, along with other major high tech companies such as Cisco and Intel. We will contribute a minimum of $5,000 in financial support for the China Working Group within six months. We will explore support for the "U.S. Business Principles for Human Rights of Workers in China" and suggest any practical revisions to such principles that would improve or strengthen the potential positive impact of these principles and work with you to develop guidelines and policies that address the substance of the China Principles to ensure such guidelines and principles are reflected in 3Com's code of conduct. On an interim basis, I will serve as 3Com's representative to the China Working Group, although it will be my task to identify a more suitable representative in the foreseeable future. (Agreed to by Mark Michael, SVP, General Counsel, Secretary of 3Com)

Cisco.Villalta2.vcf

EXHIBIT B

Subject: China Working Group (Oracle)

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From: "Robert Rosoff" <rrosoff@igc.org>
To: "Daniel Cooperman" <daniel.cooperman@oracle.com>
Cc: "Cisco Villalta" <cisco.villalta@oracle.com>,
"Alana Smith" <alanahii@napanet.net>,
"Medea Benjamin" <medea@medeaforsenate.org>,
"Bama Athreya" <bama.athreya@ilrf.org>,
"John Harrington" <harrinv@napanet.net>
Subject: China Working Group (Oracle)
Date: Thu, 12 Oct 2000 08:55:15 -0700
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Dear Mr. Cooperman,

I received a call from Cisco Villalta indicating that Oracle has rejected our offer to withdraw the shareholder resolution in exchange for Oracle's agreement to join the China Working Group. This does not make sense to me and I urge you to reconsider.

Members of the Working Group (including Cisco Systems and 3Com) seek to improve labor rights and human rights in China, a country with horrendous labor and human rights conditions. Oracle agrees with these important goals! The costs to Oracle to join the Group are minimal and your membership is important. It will help us set standards for companies currently engaged in bad practices in China and will strengthen the rule of law. Also, if we can reach an agreement on Oracle's membership we will send a representative to your shareholder meeting on Monday and officially withdraw our resolution. An agreement is mutually beneficial and I hope we will be able to reach an agreement before your meeting.

Sincerely,
Robert

Robert J. Rosoff, Esq.
International Labor Rights Fund
China Working Group
415-668-7140
415-668-7145 (fax)

Cisco.Villalta3.vcf

HARRINGTON
INVESTMENTS, INC.

June 20, 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2002 JUL -1 PM 4:08
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Attention: Office of Chief Counsel

Re: Appeal of Oracle's Omission of a Shareholder Proposal

Dear Sirs and Ladies:

Enclosed are six copies of my response to the "no action" request submitted by Oracle to the Commission in order to omit the shareholder proposal I submitted for inclusion in the company's 2002 proxy material.

For reasons stated in my formal response, I respectfully appeal to the Commission to allow shareholders of Oracle the right to vote on the important policy issue of human and labor rights of workers in China. I thank you in advance for your attention to this matter, and look forward to your reply.

Sincerely,

John C. Harrington
President

Encl.

P.O. BOX 6108 NAPA, CALIFORNIA 94581-1108 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

HARRINGTON
INVESTMENTS, INC.

RECEIVED
2002 JUL -1 PM 4:08
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

June 28, 2002

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Appeal of Oracle's Omission of a Shareholder Proposal

Ladies and Gentlemen:

This letter is in response to the June 7, 2002 letter from Oracle Corporation, which requests to exclude from its proxy material statement and form of proxy for the Oracle Corporation's 2002 Annual Meeting of Shareholders, a stockholder proposal and supporting statement I filed to request Oracle Corporation adopt *The China Business Principles* for better human and labor rights of workers in China.

Oracle seeks to exclude the shareholder resolution from their proxy material based on **Rule 14a-8(h)(3)**. This rule states that if the filer or the filer's qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of the proposals from its proxy materials for any meetings held in the following two calendar years. I respectfully request that the Commission *not* allow Oracle to exclude the resolution from its proxy materials based on this rule. **1.** Although the same proposal was filed in 2000 and not presented at the annual shareholders meeting, I have not filed this proposal in the past to Oracle Corporation and therefore, should be allowed to introduce it for the first time this year. **2.** In addition, I did attend and attempt to present the proposal at the 2000 annual shareholder's meeting but believe I have "good cause" for not doing so and therefore Rule 14a-8(h)(3) does not apply.

1. It is true that my client, the Vanguard Public Foundation, filed this proposal in the year 2000 with my guidance and consultation (*see enclosure A, the last paragraph where Hari Dillion, the Executive Director of the Vanguard Public Foundation, states that I am his "advisor on these matters"*). However, I was neither the filer nor the representative of the proposal, nor did I act as one. Therefore, I do not

P.O. BOX 6108 NAPA, CALIFORNIA 94581-1108 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

violate the SEC Rule 14a-8(h)(3) by filing this same proposal this year, and should be allowed to introduce the proposal for inclusion in Oracle's 2002 proxy materials.

2. I did attend the 2000 shareholder's meeting with the intention of presenting the proposal on behalf of the Vanguard Public Foundation. I arrived twenty minutes late and missed the opportunity to present the proposal. However, during the Q&A period, I identified myself and explained that I was late due to an unexpected delay in traffic on my way to the meeting. I had allowed myself over 3 hours driving time to make it to the meeting, which is approximately a 75-mile drive. The 3 hours I allowed myself is plenty of time to get to the meeting early and be ready to present the proposal. Yet, there was an unexpected and unusual delay in traffic that morning due to a major traffic accident, which caused me to arrive much later than I had anticipated. I believe this unexpected accident and delay in traffic was unforeseeable and there was no way in which I could have known I would have arrived late to the meeting on that morning. Therefore, I believe I have "good cause" for not presenting the proposal at Oracle's 2000 shareholder's meeting and should be allowed to re-file the same proposal this year for the 2002 proxy material.

Based on the above statement Harrington Investments, Inc., respectfully urges the Commission to dismiss Oracle's "no-action" request and allow shareholders of Oracle Corporation the right to vote on this important policy issue at its 2002 Annual Shareholders' Meeting.

Sincerely,

John C. Harrington
President

ams

Enclosure

Cc: David Schilling, Director of Global Corporate Accountability, ICCR
Media Benjamin, Co-Director, Global Exchange
Robert Rosoff, Coordinator of the China Business Principles Working Group
Bruce K. Dallas, Office of Chief Counsel, Davis Polk & Wardwell, Representing Oracle Corporation

May 9, 2000

The Vanguard Public Foundation
C/o Harrington Investments, Inc.
1001 Second Street, Suite 325
Napa, CA 94559

Lawrence J. Ellison, Chairman of the Board and CEO
Oracle
500 Oracle Parkway Street
Box 659506
Redwood City, CA 94065

Dear Mr. Ellison:

The Vanguard Public Foundation is filing the attached shareholder resolution as the beneficial owner of 1000 shares. I, the Executive Director of the Vanguard Public Foundation, am concerned about human rights issues, including low wages and dangerous working conditions existing in factories in China.

I am transmitting to you herewith a shareholder proposal for inclusion in the proxy statement for the next annual meeting of shareholders, pursuant to rule 14-a-8 of the Securities and Exchange Commission (SEC). A statement of proof of ownership is enclosed.

If you desire to discuss the substance of the proposal, prior to your deadline for printing the proxy statements, or if you require clarification of my actions please contact John Harrington, my advisor on these matters at (707) 252-6166.

Sincerely,

Hari Dillon
Executive Director

Encl.

Cc: John C. Harrington, President & CEO, Harrington Investments, Inc.
Global Exchange

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 19, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Oracle Corporation
Incoming letter dated June 7, 2002

The proposal relates to implementing and/or increasing activity on principles set forth in the proposal.

We are unable to concur in your view that Oracle may exclude the proposal under rule 14a-8(h)(3). Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Keir D. Gumbs
Special Counsel